Neptune Technologies & Bioressources inc.
Interim Consolidated Statement of Earnings
(unaudited)
	Three months ended		Nine months ended
		February, 28		February, 28
	2007	2006	2007	2006
			$	$
Sales	2,889,226	1,745,191	6,388,310	4,732,730
Cost of sales and operating expenses (excluding amortization
and stock option related compensation)	2,108,677	1,680,499	4,614,078	3,938,293
Stock option related compensation	886,996	123,866	1,950,716	323,008
Research expenses	86,241	76,606	236,251	204,981
Financial expenses	146,299	282,273	429,440	879,173
Amortization	166,362	285,997	477,964	837,357
	3,394,575	2,449,241	7,708,449	6,182,812
Loss before the undernoted	(505,349)	(704,050)	(1,320,139)	(1,450,082)
Interest income	24,346	280	29,215	692
Foreign exchange gain (loss)	26,491	(30,793)	101,699	(127,603)
Gain on settlement of debentures	-	1,400,000	-	1,400,000
Net income (Net loss)	(454,512)	665,437	(1,189,225)	(176,993)

Basic and diluted earning (loss) per share	(0.013)	0.021	(0.034)	(0.006)

Weighted average number of shares outstanding	36,210,089	32,419,020	35,096,076	28,889,419

The accompanying notes are an integral part of the consolidated financial statements.

Neptune Technologies & Bioressources inc.
Interim Consolidated Statement of Deficit
Interim Consolidated Contributed Surplus
(unaudited)

Interim Consolidated Statement of Deficit
		Three months ended		Nine months ended
			February, 28		February, 28
		2007	2006	2007	2006
			941	$	$
Balance at the beginning of the period	BNR Filiale	(16,315,663)	(14,824,867)	(15,237,262)	(13,982,437)
Net income (Net loss)		(454,512)	665,437	(1,189,225)	(176,993)
Share issue expenses		(16,981)	(370,307)	(360,669)	(370,307)
Warrants issue - expenses		(172,869)	-	(172,869)	-
Balance at the end of the period		(16,960,025)	(14,529,737)	(16,960,025)	(14,529,737)

Interim Consolidated Contributed Surplus
			Three months ended		Nine months ended
			February, 28		February, 28
		2007	2006	2007	2006
		$		$	$
Balance at the beginning of the period		2,235,836	544,529	1,172,116	345,387
Options exercised		(608,570)	(68,867)	(608,570)	(68,867)
Stock option related compensation – employees		371,138	56,327	1,049,514	162,893
Stock option related compensation – non-employees			67,539	901,202	160,115
Other stock-based compensation		-	282,000	-	282,000
Balance at the end of the period		2,514,262	881,528	2,514,262	881,528

The accompanying notes are an integral part of the consolidated financial statements.

Neptune Technologies & Bioressources inc.
Interim Consolidated Statement of Cash Flows
(unaudited)
	Three months ended		Nine months ended
		February, 28		February, 28
	2007	2006	2007	2006
			$	$
OPERATING ACTIVITIES
Net loss	(454,512)	665,437	(1,189,225)	(176,993)
Non-cash items
Amortization property and equipment	164,119	250,260	468,887	786,622
Amortization intangibles assets	2,243	35,737	6,728	50,735
Amortization of deferred financing costs	4,156	-	12,468	-
Capitalized interest on long term debt	-	119,495	-	499,565
Stock option related compensation – employees	371,138	56,327	1,049,514	162,893
Stock option related compensation – non-employees	515,858	67,539	901,202	160,115
Other stock-based compensation	-	282,000	-	282,000
Gain on settlement of debentures	-	(1,400,000)	-	(1,400,000)
Changes in operating assets and liabilities (note 3)	(980,319)	(86,546)	(2,930,120)	(771,456)
Cash flows from operating activities	(377,317)	(9,751)	(1,680,546)	(406,519)

INVESTING ACTIVITIES
Acquisition of property and equipment		(11,451)	(982,484)	(16,544)
Acquisition of intangible assets	(20,642)	(17,738)	(44,561)	(70,739)
Decrease (increase) in short term deposits	976,435	-	(2,573,565)	-
Decrease (increase) in others assets	-	-	100,000	(10,977)
Cash flows from investing activities	884,169	(29,189)	(3,500,610)	(98,260)

FINANCING ACTIVITIES
Increase (decrease) of bank loan	-	500,000	(40,000)	500,000
Increase of long-term debt - plant	-	-	855,000	-
Repayment of long-term debt	(240,555)	(19,120)	(452,690)	(96,502)
Repayment of debenture	-	1,000,000	-	1,000,000
Settlement of debentures	-	(1,350,137)	-	(1,350,137)
Issue of capital stock	-	698,719	4,500,000	1,267,700
Issue of capital stock upon exercise of options	72,406	-	170,664	-
Share issue expenses	(16,981)	(370,307)	(360,669)	(370,307)
Cash flows from financing activities	(185,130)	459,155	4,672,305	950,754
Net increase (decrease) in cash and cash equivalents	321,722	420,215	(508,851)	445,975
Cash and cash equivalents at the beginning of period	45,328	207,710	875,901	181,950
Cash and cash equivalents at the end of period	367,050	627,925	367,050	627,925

The accompanying notes are an integral part of the consolidated financial statements.

Neptune Technologies & Bioressources inc.
Interim Consolidated Balance Sheets
(unaudited)
		Unaudited
		February, 28	May 31,
		2007	2006
		$	$
ASSETS
Current assets
Cash and cash equivalents		367,050	875,901
Short term deposits (3.5%)		2,723,565	150,000
Accounts receivable		3,695,989	1,484,063
Research tax credits receivable		57,047	109,858
Inventories		1,882,991	1,256,573
Prepaid expenses		61,339	137,438
		8,787,981	4,013,833
Property and equipment		4,370,740	3,457,394
Intangible assets		545,409	507,576
Other assets		22,541	135,009
		13,726,671	8,113,812

LIABILITIES
Current liabilities
Bank loan		-	40,000
Accounts payable and accrued liabilities
Company controlled by an officer and director		38,352	9,901
Other		1,189,075	1,438,214
Short term portion of long term debt		1,015,488	742,571
		2,242,915	2,230,686
LONG-TERM DEBT (note 4)		3,475,407	2,946,263
		5,718,322	5,176,949

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Capital stock and warrants (note 5)		22,454,112	17,002,009
Contributed surplus		2,514,262	1,172,116
Deficit		(16,960,025)	(15,237,262)
		8,008,349	2,936,863
		13,726,671	8,113,812

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board,

/s/ Henri Harland	/s/ Michel Timperio
President and Director	Administrator

Neptune Technologies & Bioressources inc.

Notes to Interim Financial Statements
February 28, 2007 (unaudited)

1 - INTERIM FINANCIAL INFORMATION

These interim consolidated financial statements as at February 28, 2007 are unaudited. They have been prepared by the Company in accordance whit generally accepted accounting principles in Canada for interim information and use the same accounting policies as the consolidated financial statements for the fiscal year ended May 31, 2006. These interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and notes thereto in the Company's 2006 annual report. The interim financial statements have not been reviewed by the auditors.

2 - RELATED PARTY TRANSACTIONS

The Company is commited with a shareholder (a company controlled by an officer and director), to pay royalties in semi-annual instalments of 1% of net annual sales, for an unlimited period. The amount paid cannot exceed net earnings before interest, taxes and amortization.
For the current period of three months, total royalties amount to $28,892 ($17,452 in 2005-2006). As at February 28, 2007, the balance due to this shareholder amounts to $38,352 ($9,901 as at May 31, 2006). This amount is presented on the balance sheet under accounts payable and accrued liabilities.

These transactions occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration determined and accepted by the parties involved.

3 - INFORMATION INCLUDED IN THE STATEMENT OF CASH FLOWS

The changes in operating assets and liabilities are detailed as follows:
		Three months ended		Nine months ended
			February, 28		February, 28
		2,007	2,006	2,007	2,006
				$	$
Trade accounts receivable		(1,414,980)	(178,165)	(2,211,924)	(384,905)
Research tax credits receivable		89,691	(19,314)	52,811	(33,729)
Inventories		610,894	(389,607)	(626,418)	(240,914)
Prepaid expenses		82,952	7,240	76,099	6,242
Accounts payable and accrued liabilities		(348,876)	18,589	(220,688)	(31,604)
Restatement		-	474,711	-	(86,546)
		(980,319)	(86,546)	(2,930,120)	(771,456)

4 - LONG TERM DEBT

				February, 28	May 31,
				2007	2006
				$	$
Mortgage loan, $1,200,000 par value, secured by processing and laboratory equipment having an amortized cost of $2,571,544 in February 2007, prime rate plus 6.75% (14.75% as at February 28, 2006, and at May 31, 2006), payable in monthly capital instalments of $26,650, with a moratorium on
instalments until August 2006, maturing in February 2010				960,100	1,120,000

Mortgage loan, $980,000 par value less the net value of series "E" warrants, secured by the universality of property, weekly variable interest rate determined by the lender plus 5%
(12.5% as at February 28, 2006, 12.25% as at May 31, 2006), payable in 60 monthly capital instalments of $16,333 with a moratorium on instalments until August 2006, maturing in September
2011				865,535	957,713

Mortgage loan, $1,500,000 par value less the net value of the issued shares, secured by the universality of property, weekly variable interest rate determined by the lender plus 3%
(10.5% as at February 28, 2006, 10.25% as at May 31, 2006), payable in 60 monthly capital
instalments of $25,000 with a moratorium until August 2006, maturing in September 2011				1,308,570	1,443,923

Mortgage loan, $855,000 par value, maturing in 15 years, secured by plant property, fixed interest rate at
7.70% (10 years), and payable during the first 10 years by monthly instalments of $8 058. Balance
to be renegociated after 10 years.				845,044	0

Secondary mortgage loan, $399,750, secured by plant property, fixed interest rate at 10.25%. Maturing in 5 years, and payable during 5 years by monthly instalments of $8 501. This mortgage loan represents
the balance of sale, financed by the seller, for the plant acquisition in the amount of $1,254,750.				378,861	0

Obligations under capital leases, interest rates varying from 0.00% to 15.46%, payable in monthly
averages instalments of $2,536 ($7,235 as at May 31, 2006), maturing at different dates until october 2010.				62,785	97,198

Unsecured loan, without interest, matured				70,000	70,000

				4,490,895	3,688,834
Short term portion of long term debt				1,015,488	742,571
				3,475,407	2,946,263

5 - CAPITAL STOCK and WARRANTS

				February, 28	May 31,
				2007	2006
				$	$

Issued and fully paid
36,444,415	commun shares (34,292,290 share in 2006)			22,281,243	17,002,009

87,000	warrants, issued in a private placement			172,869	0
				172,869	0
				22,454,112	17,002,009

During the nine month period ending February 28, 2007, changes in the Company's issued capital stock were as follows:

				Number of
				shares	Consideration
					$
Common shares
Balance as at May 31, 2005				25,594,805	10,656,737
Issued following the conversion of debentures				3,800,000	3,881,512
Issued for cash				600,000	600,000
Issued as settlement of expenses				288,188	288,188
Issued upon exercise of stock options				733,375	416,499
Issued upon exercise of series "H" and "I" warrants				3,275,922	1,159,073
Balance as at May 31, 2006				34,292,290	17,002,009
Issued upon exercice of stock options*				652,125	779,234
Issued in connection whit a private placement				1,500,000	4,500,000
Balance as at February, 28 2007				36,444,415	22,281,243

*:	The consideration related to the exercice of stock options of $779,234 includes a cash consideration of $170,664 and the related reclassification from contributed surplus of $608,570.

6 - OPTIONS RELATED COMPENSATION PLAN

The Company introduced a stock-based compensation plan for its directors, managers, employees and consultants.

Activities within the plan are detailed as follows:
		February 28, 2007		May 31, 2006
			Weighted		Weighted
			average		average
		Number of	exercise	Number of	exercise
		options	price	options	price
			$		$
Options outstanding at the beginning of the year		3,703,875	0.45	2,926,000	0.25
Granted	175000	1,597,500	3.41	2,796,000	0.53
Exercised	55000	(652,125)	0.26	(733,375)	0.26
Cancelled	11500	(217,000)	1.43	(1,284,750)	0.27
Options outstanding at the end of the nine month period
ending February 28, 2007		4,432,250	1.50	3,703,875	0.45
Exercisable options as at the end of the nine month period
ending February 28, 2007		1,795,250	0.77	843,042	0.3

				February 28, 2007
	Options outstanding			Exercisable options
		Weighted		Number
	Weighted	remaining	Number	of options	Weighted
	average	contractual	of options	exercisable	average
Range of	exercise	life	outstanding	as at	exercise
exercise prices	price	outstanding	28-02-2007	28-02-2007	price
	$				$
0,25	0.25	2.74	2,119,250	1,148,250	0.25
0,75 à 1,00	0.99	3.89	467,000	228,000	0.99
1,15 à 1,75	1.31	2.53	316,000	159,000	1.20
2,60 à 3,00	2.63	4.28	1,095,000	250,000	2.60
3,50	3.50	4.64	40,000	10,000	3.50
4,25 à 4,50	4.39	4.89	45,000	0	0.00
5,75	5.75	4.98	350,000	0	0.00
	1.50	3.44	4,432,250	1,795,250	0.98

7 - COMPARATIVE FIGURES
Certain comparative figures of 2006 have been reclassified to conform with the presentation adopted in 2007.

8 - SEGMENT DISCLOSURES

Descriptive information on the Company's reportable segments

The Company has only one reportable operating segment: processing and commercializing products derived from marine biomasses.

Geographic information

All the Company's assets are located in Canada.

The Company sales are attributed to the following countries based on the customer's country:
		February 28, 2007		February 28, 2006
		3 month	9 month	3 month	9 month
			$	$	$
Canada		608,813	833,452	113,961	1,016,189
United States		2,023,032	4,145,583	1,214,044	2,944,712
Europe		200,989	1,195,586	312,490	421,788
Asia		56,392	213,689	104,696	350,041
		2,889,226	6,388,310	1,745,191	4,732,730

Information about major customers

For the 9 month period, an amounts of $2,163,374 of the Company's total sales are from two customers ($1,830,901 from two customers in
2005-2006).